A LEGACY OF GROWTH



FIRST FARMERS

FIRST FARMERS AND MERCHANTS CORPORATION • ANNUAL REPORT 2015

The First Farmers Legacy

First Farmers & Merchants Bank is an institution that has helped Tennessee families and businesses for more than 106 years.

From checking and savings accounts, mortgages and business loans, to our $4 billion trust department, First Farmers helps our customers plan, grow and prosper.

In each community we serve, First Farmers is deeply rooted. We show our support with contributions of time, talent and money. We revel in our successes and pull together during tough times.

At the end of the day, a bank is a collection of people. From our CEO to our newest employee, the people of First Farmers are dedicated to success and growth … yours and ours.

This annual report is a look back at 2015. We are reverent about our past while greeting each day with purpose … keeping our eyes confidently focused on the horizon.

Let's plant the seeds of growth together.



Letter from the CEO


Return of Capital 2006 - 2015
(in thousands)
$80,000
$60,000
$40,000
$20,000
$0
$38,732
$36,854
$75,586
Cash Dividends
Repurchase Payout
Total


EQUITY
(in thousands)
$120,000
$115,000
$110,000
$105,000
$100,000
$103,807
$117,790
2006
2015



T. Randy Stevens,
Chairman of the Board
and Chief Executive Officer

FIRST FARMERS.

To Our Shareholders:

Characteristics of a successful community bank continue to be asset quality, strong capital, net income, and stock value. People create our bank's success. First Farmers continues to be blessed with attracting and retaining talented Board members, officers, and employees.

The year 2015 was a year of continued stability and profitability, as the following financial highlights illustrate:

- Net income increased to $10,306,000
- Core Book Value increased 4% to $24.83 per share
- Net Loans increased 12%
- Total Deposits increased 8%
- Market Value of Stock increased 9% to $27.29 per share

I am pleased to report that our Board of Directors approved cash dividends paid to the shareholders in the amount of $3,535,000 during the year. Our bank also repurchased 161,074 shares of First Farmers and Merchants Corporation stock. Cash dividends in the amount of $38,732,000 have been paid during the last 10 years. Also, we have repurchased 1,100,498 shares of company stock from 2006 – 2015 for a total repurchase payout of $36,854,000.

In closing, I am pleased to report that 2015 was another historic year. The graphs illustrate that $75,586,000 was spent from 2006 – 2015 as a Return of Capital while at the same time, Equity continued to increase from $103,807,000 to $117,790,000. Thank you for your continued support of First Farmers and Merchants Corporation.

T. Randy Stevens

T. Randy Stevens
Chairman and CEO
First Farmers and Merchants Corporation

Board of DIRECTORS

We are proud to report our success in the growth of loans and deposits, improvement in credit quality, increase in assets held in trust and the expansion of our service area.

First Farmers is dedicated to success and growth … yours and ours.



T. RANDY STEVENS
Chairman & CEO
First Farmers and Merchants Corporation



TIMOTHY E. PETTUS
Vice Chairman
First Farmers and Merchants Corporation



M. DARLENE BAXTER
Retired Vice President - Affiliate Services
Maury Regional Medical Center



JONATHAN M. EDWARDS
President & CEO
Edwards Oil Company



THOMAS NAPIER GORDON
Attorney and Managing Partner
Gordon Brothers Properties



DALTON M. MOUNGER
Attorney



PATRICK J. RILEY
President & CEO
Patrick J. Riley & Co.



MATTHEW M. SCOGGINS, JR
CEO
Tennessee Farmers Insurance Companies



W. LACY UPCHURCH
President
Tennessee Farm Bureau Federation



DR. DAVID S. WILLIAMS
Orthodontist

2015 Financial Highlights

- Loan growth surpassed 12% in 2015 resulting in outstanding loans reaching a new record level for the bank
- The Green Hills office, opened in 2014, is performing ahead of projections with $63.9 million in outstanding loans
- Trust assets under administration surpassed $4 billion in 2015
- Non-performing assets declined 59% and as a percentage of assets are at the lowest level in the bank's history
- Deposits grew $84 million, further supporting the Bank's growth strategy and demonstrating the Bank's strong competitive position
- Continued upward trend in net income to $10,306,000

EXECUTIVE Management Team

From Left:

T. Randy Stevens, Chairman of the Board and Chief Executive Officer

Timothy E. Pettus, Vice Chairman

Brian K. Williams, President

Barry B. White, General Counsel

Robert E. Krimmel, Chief Financial Officer and Treasurer





For 106 years, First Farmers has maintained a deep commitment to leadership, innovation, service and integrity. These values will light our way into the future.

2015 Report to Shareholders

First Farmers and Merchants Corporation and Subsidiaries

Condensed statements, December 31, 2015 and December 31, 2014 (Dollars in Thousands)

Assets	2015	2014	% Change
Cash and Due from Banks	$62,228	$30,297	105.4%
United States Government Securities (including agencies & mortgage backed securities)	298,124	327,224	(8.9%)
Municipal and other securities	100,954	92,648	9.0%
Loans, less unearned income and allowance for possible loan and lease losses	722,632	644,118	12.2%
Bank premises and equipment, at cost less allowance for depreciation and amortization	25,518	25,773	(0.1%)
Other Assets	50,854	50,935	(0.2%)
Total Assets	**$1,260,310**	**$1,170,995**	**7.6%**

Liabilities	2015	2014	% Change
Deposits	$1,103,801	$1,019,955	8.2%
Federal funds purchased and securities sold under repurchase agreements	24,177	22,834	5.9%
Other Liabilities	14,542	13,622	6.8%
Total Liabilities	**$1,142,520**	**$1,056,411**	**8.2%**

Shareholders' Equity	2015	2014	% Change
Common Stock	$47,395	$49,006	(3.3%)
Noncontrolling interest - preferred stock	95	95	0%
Retained earnings	71,583	67,609	5.9%
Accumulated other comprehensive loss	(1,283)	(2,126)	39.7%
Total Shareholders' Equity	**$117,790**	**$114,584**	**2.8%**
Total Liabilities and Shareholders' Equity	**$1,260,310**	**$1,170,995**	**7.6%**

FIRST FARMERS AND MERCHANTS CORPORATION is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary First Farmers and Merchants Bank, operates 19 banking locations across Middle Tennessee in an eight-county area that includes Davidson, Dickson, Giles, Hickman, Lawrence, Marshall, Maury and Williamson counties.

FOR MORE INFORMATION:
First Farmers and
Merchants Corporation,
816 South Garden Street,
Columbia, TN 38401
(931) 388-3145
(800) 882-8378
myfirstfarmers.com
Member FDIC

Celebrating
ACHIEVEMENT

A Legacy of Honoring Achievement:

Launched in 2009,
the First Farmers Achievement Award
seeks to recognize individuals
who have been quiet
but effective achievers
and whose integrity and successes
are representative of both
the American spirit and
the values of First Farmers.



2015 - Brenda Gail Frierson, Human Resources Representative for Glenn Springs Holdings, Inc.

2015 Achievement Award Honoree

"Brenda is the epitome of our Achievement Award," said T. Randy Stevens, Chairman and CEO of First Farmers. "She's a Mt. Pleasant native, the first in her family to go to college, who worked her way up from a temporary job to an important human resources position in a great company. Along the way, she has overcome cancer and tragedy, while maintaining a strong positive attitude. She is a shining example to others of how to live an influential life overcoming obstacles that are thrown in your path."



2014 - Avagene Moore, former Civil Defense Director of Lawrenceburg. First woman in Tennessee to hold that position
2014 - Jimmy Moore television producer, Grammy nominee and Gospel Music Association Dove Award winner



2013 - Con Vrailas, owner of MAGIC Restaurants, Inc.



2012 - Ricky Watson, Brentwood, Tennessee's Chief of Police



2011 - Aubrey Flagg, an associate professor of geography at Columbia State Community College



2010 - David Weathers, a Major League Baseball veteran and Lawrenceburg native



2009 - Dr. Gwendolynne Smith Jackson, a Knoxville veterinarian and graduate of Columbia secondary and collegiate schools

Our BANK Officers

T. RANDY STEVENS
Chairman of the Board and
Chief Executive Officer

TIMOTHY E. PETTUS
Vice Chairman

BRIAN K. WILLIAMS
President

BARRY B. WHITE
General Counsel

ROBERT E. KRIMMEL
Chief Financial Officer/Treasurer

JOHN P. TOMLINSON, III
Chief Administrative Officer/
Chief Risk Officer

MICHELLE D. GARDNER
Executive Assistant and
Secretary to the Board

MICHAEL L. AYER
Chief Credit Officer

LESLIE R. BROOKS, III
Davidson County President

PAUL T. BUTTS, JR.
Senior Executive Branch Operations

M. HARVEY CHURCH
Senior Retail Banking Officer

R. CRAIG HOLLAND
Senior Retail Banking Officer

STEPHEN K. HUGHES
Senior Commercial Banking Officer

CHARLES F. ISAACS
Senior Commercial
Relationship Manager

ROBERT C. MATTHEWS
Director of Human Resources

CHUCK McDONALD
Senior Trust Executive

RICHARD S. SEVIER
Senior Commercial
Relationship Manager

WILLIAM F. WHITE, JR.
Regional Business Banking
Relationship Manager

KAREN YOUNG
Chief Marketing Officer

RICHARD R. BENSON
Vice President

FELICIA Y. BROWN
Treasury Management Officer

BARBARA C. CAPPS
Marshall County
Senior Banking Executive

SHEILA G. CHESSOR
Hickman County
Senior Banking Executive

ANDREW DAVIS
Chief Credit Officer

SUZANNE A. ESTES
Assistant Vice President

ROB FERRARA
Spring Hill Market Manager

BRADY M. GARDNER
Commercial Relationship Manager

JAMES C. GARDNER
Senior Commercial
Relationship Manager

SAMUEL G. (TREY) GARRARD, III
Senior Investment Officer

JILL A. GILES
Controller

MIRIAM T. GREEN
Branch Manager

BILLY R. HARVEL
Vice President

BRITT HENDERSON
Treasury Manager

JUDY M. HICKMAN
Branch Administrator

LINDA L. HICKS
First Vice President/
Director of Operations

CARLA F. HINSON
Branch Manager

MARCUS F. HOUSTON
Main Office Branch Manager

RORY A. MALLARD
Business Banking Relationship
Manager/Private Banking Officer

CATHY S. MASHBURN
Assistant Vice President

MARIE E. McGREW
Internal Controls Officer

CAROL D. MESSER
Branch Manager

DAWN D. MOORE
Senior Personal Trust Officer

LINDA G. PEARSON
Career Development Officer

CHARLES E. PLUNKETT
Trust Officer

BRADLEY J. RICE
Business Banking
Relationship Manager

C. LYNN ROSS
Director of Loan Servicing

C. STACEY SHEDD
Lawrence County
Senior Banking Executive

ANITA G. SIMMONS
Manager of Management
Information Systems (MIS)

GLYNIS D. SMITH
Security/Audit Officer

LARISSA H. THOMAS
Banking Officer

LINDA W. THOMASON
Trust Officer

SHANNON L. TIDWELL
Chief Information Officer

GAIL E. TINDALL
Chief Compliance Officer,
BSA Officer, OFAC Officer

AMY B. VAUGHT
Senior Benefits Trust Officer

TERESA L. WALKER
Branch Manager

PAMELA D. WHITE
Assistant Controller

BRENDA O. WOLAVER
Banking Officer

CHARLES B. WOODALL, SR.
Senior Investment Officer

We adopted a motto at First Farmers many years ago…Dedicated to Community Service…and that has always been uppermost in our minds.

Virgil H. Moore, Jr.
Senior Chairman of the Board,
First Farmers and Merchants Corporation


FIRST FARMERS

Dedicated to COMMUNITY SERVICE

- **Premier Sponsor of Columbia State Community College Performance Series**
- **Greenways of Nashville "Giving Tuesday" Partner**
- **Abigail's Plan and Company D Performance Sponsor**
- **Shred It Day- Free to the Community Event**
- **Holiday Open House featuring Guy Penrod & Family with The Kelly's**
- **Relay for Life**
- **Habitat for Humanity Williamson-Maury Fall Community Breakfast**
- **Band Together II Concert Performance at the Crockett Theater**
- **Seed Money Donor to Housing Coalition of Southern Tennessee**
- **Maury Alliance Economic Development Program supporter**
- **Babe Ruth World Series Team Dinner featuring Johnny Bench**
- **Mule Town Music Fest Sponsor**

… and projects large and small in every county we serve



Letter from the VICE CHAIRMAN



Tim Pettus,
Vice Chairman

FIRST FARMERS.

To Our Shareholders:

It is an exciting time to work for First Farmers and Merchants Bank. 2015 was a banner year in terms of growth, credit quality, and net income, etc. Virtually all strategic goals were met and/or exceeded.

The roles of senior management are many but one that is often overlooked is developing the next generation of bankers. Our Board of Directors and Management Team recognizes this important phase of banking and, over the last two years or so, we have been diligently searching for top quality bankers capable of continuing the growth and success of this company. We have hired approximately twelve top lenders, managers, and administrators. They are exceptional associates and people. Together with the great core group already in place, your bank has never been stronger, nor more ready to promote our culture and brand as we have for well over 100 years.

Every day we look for great people but also great sites for potential expansion. New offices built during the recession are open and contributing to our growth and profitability. The new offices in Williamson and Davidson County have certainly proved that those two economies are probably the strongest in the country. It is no secret our growth plans are in that area.

With our capital, liquidity, loan quality, and a four billion dollar trust department, our future is bright and we can't wait to get there.

Thank you for your support these many years and we will do our best to continue to make you proud to be a shareholder of First Farmers and Merchants Bank.

Sincerely,

Tim Pettus

Tim Pettus
Vice Chairman

TENNESSEE'S
Community Bank

OUR OFFICE LOCATIONS

DAVIDSON COUNTY

NASHVILLE
Green Hills Office†
4013 Hillsboro Circle
615-279-5214

DICKSON COUNTY

WHITE BLUFF
White Bluff Office†
2011 Highway 47 North
615-797-3153

GILES COUNTY

PULASKI
Martin House Office†
302 South Second Street
931-363-3830

HICKMAN COUNTY

BON AQUA
East Hickman Office†
9512 Highway 46
931-670-0090

CENTERVILLE
Centerville Office†
116 Church Street
931-729-3522

LAWRENCE COUNTY

LAWRENCEBURG
Locust Avenue Office†*
1501 North Locust Avenue
931-762-6490

Crockett Office†
116 West Gaines Street
931-766-5650

LORETTO
Loretto Office†
201 South Military Street
931-853-4358

MARSHALL COUNTY

LEWISBURG
Ellington Office†*
260 North Ellington Parkway
931-359-6222

MAURY COUNTY

COLUMBIA
Main Office†
816 South Garden Street
931-388-3145
1-800-882-8378

Campbell Plaza Office – Kroger†*
1202 South James Campbell Boulevard
931-380-8278

Hatcher Lane Office†
1501 South James Campbell Boulevard
931-380-8260

High Street Drive Thru
515 North High Street
931-380-8291

Northside Office†*
901 Nashville Highway
931-380-8340

MT. PLEASANT
Mt. Pleasant Office†
128 North Main Street
931-379-3292

SPRING HILL
Spring Hill Office†
5398 Main Street
931-486-2212

Port Royal Office†
4871 Port Royal Road
931-486-2436

WILLIAMSON COUNTY

FRANKLIN
Cool Springs Office†
300 Billingsly Court
615-771-6484

McEwen Office†
1536 West McEwen Drive
615-435-8814

†ATM at Location
*Open Saturday



Dickson
Hickman
Lawrence


Davidson
Williamson
Maury
Marshall
Giles

Additional ATMs are located at:

COLUMBIA
Maury Regional Medical Center
1224 Trotwood Avenue**

QuikMart/Shell
2223 Carmack Boulevard**

QuikMart/Shell
312 East James Campbell Boulevard**

QuikMart/Shell
1120 Hampshire Pike**

QuikMart/Shell
1517 Hampshire Pike**

QuikMart/Shell
1102 Nashville Highway**

QuikMart/Shell
2577 Nashville Highway**

Tennessee Farm Bureau
147 Bear Creek Pike**

LAWRENCEBURG
QuikMart/Shell
710 East Gaines Street**

QuikMart/Shell
2100 North Locust Avenue**

QuikMart/Shell
1904 West Gaines Street**

LEWISBURG
Downtown
121 Second Ave South**

Marshall Plaza
1748 Mooresville Road**

QuikMart/Shell
800 North Ellington Parkway**

LORETTO
QuikMart/Shell
215 South Military Street**

MT. PLEASANT
QuikMart/Shell
9170 New Lawrenceburg Highway**

SPRING HILL
QuikMart/Shell
5414 Main Street**

**Cash Dispenser Only


It is up to us to live up to the legacy of those who came before us, and to build a legacy worthy of future generations.

FIRST FARMERS
Member FDIC

1-800-882-8378 • www.myfirstfarmers.com